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                                                                       VIA EDGAR
                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
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                              [COMPANY LETTERHEAD]

                                August 31, 2006



Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  WSB Financial Group, Inc - Registration Statement on Form S-1

Ladies and Gentlemen:

     On behalf of WSB Financial Group, Inc., a Washington corporation (the "Applicant"), we enclose for filing pursuant to the Securities Act of 1933, as amended (the "Act"), the Registration Statement on Form S-l, together with all exhibits thereto other than those exhibits to be filed by amendment, covering an underwritten initial public offering of up to $35 million of the Applicant's Common Stock (including over-allotments), all of which would be new shares of Common Stock to be issued by the Applicant:

     The filing fee of $3,745 was wired by the Applicant earlier today.

     Pursuant to Rule 406 of Regulation C, the Applicant is requesting that public disclosure not be made of certain provisions of one of its material contracts because such disclosure is not necessary for the protection of investors. This material contract has been filed (with certain portions excised) as Exhibit 10.9 to the Registration Statement. In accordance with Rule 406, we are sending by Federal Express, an envelope marked "Confidential Treatment" and addressed to
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Securities and Exchange Commission
August 31, 2006                                           KELLER ROHRBACK L.L.P.
Page 2

the Secretary, Securities and Exchange Commission, Washington, D. C. 20549 with a copy of the relevant agreement with the confidential portions marked.

     The Underwriter, D.A. Davidson & Company, has advised us that the proposed offering will be reviewed by the National Association of Securities Dealers, Inc. ("NASD"), and that copies of the Registration Statement and the proposed form of Underwriting Agreement (Exhibit to the Registration Statement on Form S-l) will be filed with the NASD tomorrow.

     Please direct any comments or questions you may have concerning the Applicant's Registration Statement to the undersigned at (206) 224-7585.

                                                          Very truly yours,



                                                          Thomas A. Sterken

TAS:sjm
Enclosures

cc:  Mr. Todd K. Schiffman,
      Assistant Director, Branch Chief
     Mr. David K. Johnson,
      President and Chief Executive Officer
     C.J. Voss, Esq.